Exhibit 99.1
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                                                                FEBRUARY 9, 2001






               VIVENDI UNIVERSAL ISSUES BONDS EXCHANGEABLE INTO VIVENDI ENVIRONNEMENT STOCK FOR AN AMOUNT OF 1.809 BILLION EUROS




Vivendi Universal has carried out a placing of 32,352,941 million bonds exchangeable into Vivendi Environnement stock on a 1 for 1 basis. The bonds correspond to 9.3% of the capital stock of Vivendi Environnement, for a total amount of 1.809 billion euros.

The issue price was 55.90 euros, showing a 30% premium over the previous day's weighted average price. The 2% bonds are due to mature in five years.

The securities were placed with institutional investors through a book building process led jointly by Deutsche Bank and Societe Generale. The issue was very well received by investors, and was oversubscribed five times in three hours. The transaction had no adverse effect on trading on Vivendi Environnement stock. Demand for the stock was, on the contrary, exceptionally high.

Vivendi Universal acquired the 9.3% of Vivendi Environnement capital stock in July 2000, when the environmental services subsidiary was listed on the Paris Bourse at a share price of 34 euros.

Other than the 9.3% now allocated to the exchangeable bonds, Vivendi Universal holds 63% of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.